2441 Presidential Parkway, Midlothian, Texas 76065
(800) 752.5386 Fax (800) 579.4271
www.ennis.com
February 22, 2010
SENT VIA FAX AND U.S. MAIL
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
110 F Street NE
Washington, D.C. 20549

Re:	Ennis, Inc. Form 10-K for the year ended February 29, 2009 Filed May 11, 2009
Dear Mr. Humphrey:
     In connection with the Securities and Exchange Commission comment letter dated February 18, 2010, covering the above captioned filing with the Commission, we submit the following responses. To facilitate your review, we have retyped each of your comments, following which is our response.
Available Information, page 6
1.	In future filings, please provide the correct address of the SEC public reference room, which is now 100 F Street NE, Washington, D.C. 20549.

Response: The Company will incorporate the above mentioned address change in all future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Consolidated, page 18
2.	Refer to the first paragraph under your discussion of “Net Earnings.” In future filings, please delete the last sentence that begins with “Without the impairment charge and certain other unusual items...our diluted earnings per share for the current year would have been $1.46 per share.” Such disclosure represents a non-GAAP measure of net earnings per share. Alternatively, you may revise this sentence to disclose the dollar impact that each of these items had on your diluted earnings per share, without providing a total that represents diluted earnings per share that has been adjusted for these various items. Refer to Item 10(e)(1)(ii) of Regulation S-K.
Response: In future filings the Company will do as the Commission suggests and disclose the dollar impact each of these items had on its reported diluted earnings per share.
Results of Operations — Segments, page 19
3.	Refer to the paragraph discussion of “Profit by Segment” for the Apparel Segment on page 22. Similar to the above comment, your discussion of Apparel segment profits that excludes the non-cash impairment charges and certain other unusual charges represents a non-GAAP profitability measure that should be deleted from the filing, or alternatively, revised to discuss the individual dollar (or percentage) impact that each of these items had on segment profitability. Please revise future filings. Refer to Item 10(e)(1)(ii) of Regulation S-K.
Response: In future filings we will do as the Commission suggests and disclose the dollar impact each of these items had on the Segment’s earnings.
Financial Statement, Statement of Earnings, F-6
4.	In future filings please separately disclose the amount of goodwill impairment from that of other intangibles (i.e., trademarks). We refer you to FASB ASC 350-20-45-2 (previously FASB No. 142, paragraph 43).
Response: While the amount of goodwill impairment from that of other intangibles (i.e., trademarks) has been clearly delineated in footnote 6 to the Notes to the Consolidated Financial Statements, we will in future filings separately breakout on our Statement of Earnings impairment charges relating to goodwill from impairment charges relating to other intangibles, such as trademarks.
Fiscal 2010 Forms 10-Q, Note 1. Significant Accounting Policies and General Matters, page 7
5.	Refer to the sentence that begins with “In the opinion of management, all adjustments considered necessary...have been included.” Please expand to also disclose whether all adjustment were of a normal recurring nature. See Rule 10-01(b)(8) of Regulation S-X.
Response: We confirm that all adjustments were of a normal recurring nature. The Company will add the forgoing language to all future quarterly filings with the Commission.

     In connection with responding to the Commission’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.
If you have any questions concerning these responses, please call me at 972-775-9805.
Respectfully submitted,
/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Chief Financial Officer

C.c.	Wally Gruenes, Grant Thornton LLP
Norman Miller, Winstead PC